UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bainum, Jr., Stewart
   10770 Columbia Pike, Suite 100
   Silver Spring, MD  20901
   USA
2. Issuer Name and Ticker or Trading Symbol
   Sunburst Hospitality Corporation
   SNB
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   11/05/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |-     |-   |-|-                 |-  |-          |874,729            |I     |Note 1                     |
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     "          "          |-     |-   |-|-                 |-  |-          |42,575             |I     |Note 2                     |
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     "          "          |-     |-   |-|-                 |-  |-          |71,428             |I     |Note 3                     |
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     "          "          |-     |-   |-|-                 |-  |-          |2,256              |I     |Note 4                     |
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     "          "          |-     |-   |-|-                 |-  |-          |283,890            |I     |Note 5                     |
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     "          "          |11/5/9|J   |-|10,298            |D  |-          |0                  |I     |Note 6                     |
                           |9     |    | |                  |   |           |                   |      |                           |
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     "          "          |-     |-   |-|-                 |-  |-          |70,023             |I     |Note 7                     |
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     "          "          |-     |-   |-|-                 |-  |-          |131,342            |I     |Note 8                     |
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     "          "          |-     |-   |-|-                 |-  |-          |49                 |I     |Non-qualified savings plan |
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     "          "          |-     |-   |-|-                 |-  |-          |18,135             |D     |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Common Stock Options  |-       |-    |-   |-|- -        |A,D|-    |-    |-           |-      |-      |95,001      |D  |-           |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: Shares owned by the Stewart Bainum, Jr. Declaration of Trust ("Stewart Bainum, Jr. Trust") in which Mr.
Bainum, Jr. is the sole
trustee.
Note 2: The proportionate interest of the Stewart Bainum, Jr. Trust in shares (593,209) owned by MId Pines
Associates,
L.P.
Note 3: The proportionate interest of the Stewart Bainum, Jr. Grantor Retained Annuity Trust dated September 10,
1996, the sole trustee of which is Mr. Bainum, Jr., in shares (593,209) owned by Mid Pines Associates, L.P.
Note 4: The proportionate interest of various trusts, the beneficiaries of which are Mr. Bainum, Jr.'s two minor children in shares (593,209) owned by Mid Pines Associates, L.P.
Note 5: The proportionate interest of the Stewart Bainum, Jr. Trust in shares (1,189,290) owned by Realty
Investment Company, Inc., a real estate investment and management company in which Mr. Bainum, Jr. is a non-controlling shareholder. Also includes 42,864 shares indirectly held through certain trusts for the benefit of Mr.
Bainum, Jr.'s two minor
children.
Note 6: Mr. Stewart Bainum, Jr. previously reported his proportionate interest in shares owned by Vintage Limited
Partnership (along with his two minor childrens' shares in Vintage). On November 5, 1999, Vintage contributed its portfolio of Sunburst shares to Cambridge LLC, a family owned entity. Shares held by Cambridge are not attributable to Mr. Bainum, Jr. or his two minor children.
Note 7: The proportionate interest of certain trusts in shares (593,209) owned by MId Pines Associates, L.P. for the benefit of Mr. Bainum, Jr.'s nephews. Mr. Bainum, Jr. is the trustee and his nephews are the beneficiaries.
Beneficial ownership is
disclaimed.
Note 8: The proportionate interest of certain trusts in shares (1,189,290) owned by Realty Investment Company, Inc.
for the benefit of Mr. Bainum, Jr.'s nephews. Mr. Bainum, Jr. is the trustee and his nephews are the beneficiaries.
Beneficial ownership is disclaimed.